

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

April 14, 2011

Brian E. Ray
President and Chief Executive Officer
Strategic Dental Management Corp
1496 N. Higley Rd.
Gilbert, AZ 85234

> **Re: Strategic Dental Management Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2011**
> **File No. 333-172110**

Dear Mr. Ray:

  We have reviewed your amended registration statement and your correspondence dated March 29, 2011 and we have the following additional comments. Please respond to this letter by further amending your registration statement as requested. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"Our officers have no experience in running multiple dental offices…," page 11

  1. We note your response to our prior comment 10. Please delete the first sentence of this risk factor and also remove the disclosure concerning the increase in production at SofTouch Dental in the second sentence. It is not appropriate for risk factor disclosure to include statements that serve to mitigate the risk described.

"Our officers have other business activities…" page 11

  2. Please revise the heading of this risk factor to make clear, if true, that your officers may compete directly with the activities of the registrant.

Business Strategy, page 21

3. We note your response to our prior comment 24. Please clarify whether you are referring to SofTouch Dental LLC when you cite to the "officers' dental practice growth results," clarify what you are referring to specifically by the "results achieved while consulting," and explain the methodology you used to derive the registrant's monthly and annual projections from these results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jody M. Walker, Esq.
        7841 S. Garfield Way
        Centennial, Colorado 80122